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PE
6-1-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

22 Zarhin Street, Ra'anana 43662, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for the year ended December 31, 2003.

ITEM 1

mts

Telecommunications Management

MER Telemanagement Solutions Ltd.



New Opportunities: New Strategies

Annual Report 2004

about MTS

MTS is a pioneer and world leader in telecommunications management. With over 60,000 installations, MTS' TABS family of call accounting solutions has proven its ability to reduce enterprise telecommunications costs and improve network resource management.

Building on this strong foundation, MTS has now broadened its product portfolio to address the needs of exciting new markets in Operations Support Systems (OSS).

- MTS' visionary **Telecommunication Enterprise Resource Planning (ERP)** solution helps corporations, universities, government agencies, airports, utilities, and other enterprises improve the efficiency, performance, and accountability of Information Technology (IT) network usage.
- MTS' **Customer Care &Billing (CC&B)** solution is a full-featured, affordable **customer care and billing solution** for service providers, especially operators and Internet Service Providers (ISPs), resellers, universities, hospitals, and all enterprises that bill out communications services.

MTS markets its solutions through a multi-channel global network. Direct sales are carried out via wholly owned subsidiaries in the U.S., Hong Kong, Brazil and Holland, with the Company's Headquarters located in Israel. The Company benefits from long-standing OEM relationships with prestigious PBX vendors, distributorships, and strategic alliances.

contents

financial highlights

Statement of income data

Year ended December 31, (in thousands, except share data)

Statement of income data	1999	2000	2001	2002	2003
Revenues	$12,780	$11,067	$10,725	$ 9,787	$ 9,230
Gross profit	$ 9,643	$ 8,225	$ 8,173	$ 7,891	$ 7,381
Research and development, net	$ 3,491	$ 4,039	$ 3,562	$ 2,127	$ 1,825
In process research and development write-off	$ –	$ 945	$ –	$ –	$ –
Operating income (loss)	$ 373	($ 3,457)	($ 2,243)	($ 48)	($ 190)
Net income (loss)	$ 4,492	($ 1,271)	($ 2,554)	$ 130	$ 87
Diluted earnings (loss) per share	$ 0.94	($ 0.264)	($ 0.53)	$ 0.03	$ 0.02
Average number of shares	4,691	4,867	4,826	4,710	4,628

Balance sheet data

Year ended December 31, (in thousands)

Balance sheet data	1999	2000	2001	2002	2003
Cash and cash equivalents	$ 8,624	$ 5,837	$ 5,987	$ 9,062	$ 8,684
Short-term bank deposits	$ 3,694	$ 1,862	$ 1,942	$ -	$ -
Marketable securities	$ -	$ 3,436	$ 2,098	$ 1,153	$ 1,644
Total	$ 12,318	$ 11,135	$ 10,027	$ 10,215	$ 10,328
Working capital	$ 13,701	$ 10,342	$ 9,060	$ 9,244	$ 9,437
Total assets	$ 21,615	$ 21,812	$ 18,095	$ 17,707	$ 18,182
Long-term debt	$ 8	$ 84	$ 13	$ 8	$ -
Shareholders' equity	$ 17,557	$ 16,497	$ 13,856	$ 14,013	$ 14,464

dear shareholder,

The year 2003 was transitional for MTS. Although a sharp focus on efficiency has enabled us to remain profitable, our sales over the last few years had hit a plateau and were declining in some regions. Albeit this adverse climate, we recognized that with exceptional, proprietary technologies and over 60,000 installations throughout the world, MTS had the foundations to be ideally positioned for addressing emerging, unanswered market needs.



"In this letter, I will share with you the positioning and features of our new solution suites, and the strategies we will use to penetrate the market."

Chaim Mer, *Chairman of the Board*

To refocus MTS on new opportunities, at the end of the year we recruited a new CEO, Eytan Bar, and gave him the mandate to return MTS to its full growth potential. Since then, Eytan and his team have evaluated all aspects of our technologies and operations, and have created the framework for a winning new strategy.

This strategy builds upon MTS's strong foundation as the Call Accounting pioneer, taking full advantage of the technology, expertise, and know-how built over nearly two decades of industry leadership. Now we are deploying these assets to drive comprehensive solutions for fast-growing vertical markets. The positive initial reaction of potential customers to our new solution concept is exciting and encourages optimism regarding our future prospects.

Results of 2003

The results of the past year confirm that our Call Accounting business alone can no longer satisfy our growth objectives. Revenues for the year were $9.2 million, slightly lower than the $9.8 million recorded in 2002. With tight cost controls, we were able to maintain high gross margins of 80% and to record a slim profit of $87,000, or $0.02 per share, similar to our performance in 2002. Cash and cash equivalents, including short-term bank deposits and marketable securities, were up slightly at the end of the year to $10.3 million.

These stable results enable us to move vigorously in a new direction for pursuing growth potential. With a strong and solid base, together with excellent products, technologies and vision, we are ideally positioned to carry out new strategies for growth.

New Directions: Telecommunications Enterprise Resource Planning (ERP)

Our more than 60,000 installations represent a rare learning opportunity. We have gone to many of our customers - most of them large enterprises with complex Information Technology (IT) and telecommunications networks - and initiated a dialogue about their most difficult challenges. The refrain we hear most often goes something like this:

"Telecommunications is more important than ever. But our network costs are out of control. Why isn't there an **integrated, end-to-end solution** that can **track all our network-related costs** and **make IT operations more efficient?**"

There's no question that most organizations are looking for better ways to control - and reduce - IT costs. Many have already invested in ERP solutions to manage logistics and CRM solutions to manage sales. But a comprehensive solution for managing the IT backbone has remained an elusive challenge. In fact, consultants are taking advantage of the vacuum, offering themselves as an outsourced IT solution.

We believe that most enterprises would prefer to keep IT within the organization - but need a solution to improve accountability and reduce associated costs. With the industry's most comprehensive cost accounting and facilities management solutions, MTS has the experience and technology to address this need. We have moved swiftly and surely in this direction and have expanded our existing systems into the industry's first end-to-end comprehensive IT Management System: MTS' Telecommunications ERP application suite.

Telecommunications ERP

Telecommunications ERP tracks and allocates all types of network calls and events, whether they initiate from wireline, wireless, IP, or converged networks. Accurate, comprehensive information such as this is the key to reliable allocations of IT costs - whether to departments, resource cost centers, or individual employees.

The system automatically consolidates, aggregates and analyzes the information, and reports it in useful ways to decision-makers, serving as an easy to use yet exceptionally effective management tool. Integration of our solution brings about a new level of accountability and meaning to the IT backbone, including the ability to segment IT costs by department, checking whether usage expenses are within budget, monitoring each employee's usage of phones and broadband, automatically verifying unintelligible bills (telephone, broadband, credit card calls, pre-paid, and cellular), and continuously monitoring network performance. In addition, by using the system's advanced Facilities Management capabilities, the IT staff can streamline network maintenance, improving management of work orders, trouble tickets, and inventory.

Despite the impressive range of our Telecommunications ERP, its basis in our core technologies makes it relatively inexpensive. It is therefore attractive and appropriate for all types of enterprises and organizations.

Customer Care and Billing

Our cost-accounting background also gives MTS an ideal platform for a new kind of CC&B solution for all types of service providers. In many parts of the world, a variety of regional operators are flourishing: wireless broadband providers in areas where the incumbents' DSL services can't reach; lower-cost VPN providers for businesses; low-cost ISPs; resellers; and many more.

In the churning war to win market share away from the incumbents, these operators compete primarily on price, but also on service. To stay competitive, they need to offer the same sophisticated services and customer care that their clients are accustomed to - namely, web-based self-provisioning, unified billing, IVR (telephone payment schemes), etc. In addition, they want to be able to offer the same level of flexible pricing schemes that are being offered elsewhere, for example, "half-price calling to the 3 friends that you call most during the month."

Until now, systems like these have been too expensive, making them practical only for tier one operators to operate. Our CC&B system is both full-featured and affordable, bringing it within the means of all operators. Thus, our system provides an opportunity for all operators, and improves the value and service that they can offer customers.

Our CC&B system is also ideal for enterprise customers that bill out for network services. For example, many universities charge students for telephone and WiFi usage, database access, and other services; hospitals charge patients for cellphone rental, Video-on-Demand and new housing projects with tenant-sharing facilities, etc. Using MTS' CC&B, these organizations can automate the entire billing and customer care process, significantly improving the quality of network services while reducing provisioning and running costs.

Focused Marketing

We at MTS are very excited about these new solutions and the growth markets they open for our company. To take full advantage, we have formulated a multi-channel, long-term marketing strategy.

The first step will be to achieve a critical mass of initial sales in targeted vertical markets. The markets we are targeting take advantage of our experience, existing customer base and contacts. To facilitate our efforts, we are working to build strategic partnerships that leverage our own strengths.

Next, we plan to approach a broader range of enterprise and service provider markets. We will work through all our channels, including direct sales efforts to respond to RFP tenders for major universities, airports, and government agencies.

We have already launched initial sales efforts and are encouraged by the early reaction of potential customers, who have confirmed the feature set of our products and our marketing approach.

Visionary new CEO

The strategic orientation and proven leadership of Eytan Bar, our new President and CEO, will be invaluable for effective implementation of our new strategy. Eytan comes to us from NICE Systems, a world leader in communication recording and analysis, where he led NICE's Customer Experience Management activities, the company's largest business. We are confident that Eytan's leadership will help us achieve significant sales of our new solution suites, driving increased sales and profits, and creating significant shareholder value.

The MTS Family

During the past few difficult years, we have been buoyed by the unswerving commitment and enthusiasm of our employees. We thank them for their loyalty and their continued pursuit of excellence.

Taken as a whole, we are excited as we look to the future. With forward-looking new products, the right strategies, visionary leadership and a capable team, we are on the right track for accelerating our sales and building our profits. We thank our employees, shareholders, directors and customers for their support, loyalty and faith in us, and pledge to work to build value for them all in the future.



Chaim Mer, Chairman of the Board

Once again, MTS has proven its ability to read market trends, anticipating changing demands and responding with innovative solutions.

MTS' telecommunications ERP and CC&B directly answer the demands of the marketplace

MTS' entry into Telecommunications ERP, Billing and Customer Care is a milestone in the company's development.

MTS' markets in enterprises, government agencies, academic institutions, hotels, hospitals and service provider organizations are gaining direct benefits. They have a total solution for all their telemanagement needs from monitoring and allocation to billing and customer care.



service provider





hospitals 

hotels 

academic institutions 

Existing and potential customers can now take advantage of MTS' decades of experience in its field.

MTS: offers the service provider a complete end-to-end solution

MTS offers world-class professional services to tailor its leading end-to-end solutions to the needs of its customers.

The quality of MTS' solutions and professional services position the company as the leading provider of comprehensive, end-to-end telemanagement solutions.

Telecom managers use MTS' Telecommunications ERP to simplify and automate key telecom resource management tasks:

- Call Accounting
- Credit Limit Management
- Directory
- Facilities Management (Assets, Inventory)
- Budget Management
- Performance Metrics
- Bill Verification

Service providers use the affordable MTS' Customer Care & Billing solution to attain sophisticated capabilities:

- Flexible invoicing
- Real-time pre-paid
- Web-based provisioning and service management
- Web-based customer care
- Customer self-service via Interactive Voice Response (IVR)





professional services end-to-end solutions sophisticated capabilities



Our new Telecommunications ERP addresses a variety of high-potential markets. Sophisticated, unified billing for communications services has emerged as a top priority - both for service providers and all types of enterprises. Our MTS Application Suite is a uniquely affordable way for these customers to manage their IT backbone as well as their billing and customer care requirements

MTS has installations in more than 60 countries, with system operating in over 20 languages. In each territory, MTS maintai marketing channels suited to local needs: OEMS, subsidiarie distributors, partners, system integrators and strategic alliance

60,000 installations:
a strong foundation for the future



strategic alliances
over 20 languages

MTS' customers include many world-leading organizations, including American Expres Hewlett Packard, Club Med, Hertz, General Motors, Shell Oil, Citibank, Hilton Hotels, DH Alitalia, the UN and 3M Innovation Networks.

The Company's prestigious global partners include Siemens, Philips, NEC, Cisco Systen Alcatel, MITEL, Ericsson, Nortel Networks, Damovo, Avaya, Lucent Technologies and othe

operating and financial review and prospects

A. Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

We design, develop, market and support a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, or IP, data and video. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

General

Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in United States dollars. In addition, substantial portions of our costs are incurred in United States dollars. Since the United States dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate, whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts has been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

Impairment of long-lived assets Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets", or SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003 no impairment was required. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

Goodwill Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions made prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No. 142, goodwill acquired in a business contraction on or after July 1, 2001 will not be amortized.

Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value to its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital . We have selected December 31, as the date we will perform our annual goodwill impairment tests. The annual goodwill impairment test for 2003 was prepared for us by an independent consulting firm. As of December 31, 2003 no impairment was required. Any changes in our key assumptions could result in an impairment charge and such a change could have a material adverse affect on our financial position and results of operations.

Investments in affiliates and other companies Investments in privately held companies in which we hold 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate are presented using the equity method of accounting. In accordance with SFAS No. 142, goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). Before the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No. 17, "Intangible Assets".

Investments in privately held companies in which the we hold less than 20% and do not have the ability to exercise significant influence over their operating and financial policy, are presented at cost. We periodically review the carrying value, in accordance with APB 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2003, no impairment losses have been identified. Any changes in our key assumptions concerning their carrying value could have a material adverse affect on our financial position and results of operations.

Research and development costs Research and development costs, net of grants received, are charged to expenses as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release has should be capitalized. During 2003 such costs were immaterial.

Capitalized software costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over our remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on the most recent analyses, our management believes that no impairment of capitalized software development costs exists as at December 31, 2003. Under different assumptions with respect to the recoverability of this intangible asset, our determination may be different, which may negatively affect our financial position and results of operations.

Concentrations of credit risk Financial instruments that potentially subject us and our subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term bank deposits, trade receivables and long-term trade receivables. Our cash and cash equivalents, short-term and long-term bank deposits are invested in major Israeli and U.S. banks. Such deposits in U.S. banks may be in excess of insured limits and are not insured in other jurisdictions. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

We perform ongoing credit evaluations of our customers and have not experienced any material losses in recent years. An allowance for a doubtful account is determined with respect to those amounts that we have determined to be doubtful of collection. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

Results of Operations

The following table for the periods indicated, presents certain financial data expressed as a percentage of total revenues:

Year Ended December 31	2001	2002	2003
Revenues:			
Products sales	73.1%	75.6%	75.2%
Services	26.9	24.4	24.8
Total Revenues	100.0	100.0	100.0
Cost of revenues:			
Products sales	17.8	16.9	16.5
Services	6.0	2.5	3.5
Total cost of revenues	23.8	19.4	20.0
Gross profit	76.2	80.6	80.0
Selling and marketing	45.8	40.4	42.5
Research and development, net	33.2	21.7	19.8
General and administrative	18.1	19.0	19.8
Operating loss	(20.9)	(0.5)	(2.1)
Financial income, net	1.3	1.4	1.3
Other income (expenses)	(6.1)	(1.5)	0.1
Loss before taxes	(25.7)	(0.6)	(0.7)
Taxes on income	0.2	0.5	2.1
Net loss before equity in earnings of affiliate	(25.9)	(1.1)	(2.8)
Equity in earning of affiliate	2.1	2.4	3.7
Net income (loss)	(23.8)%	1.3%	0.9%

Years Ended December 31, 2003 and 2002

Revenues. Revenues consist primarily of products sales and revenues from services, including service center income, custom made projects, maintenance and support. Revenues decreased 5.8% to $9.23 million in 2003 from $9.8 million in 2002 as a result of the continued global decline in the demand for telecommunication products, such as PBX systems, which effected our revenue stream. In 2003, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, declined 23% from 2002 and accounted for 53.0% of our total revenues. In 2004, we took measures to reverse the sales decline in the U.S., but no assurance can be given that we will be successful in our efforts.

Cost of Revenues. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist, or OCS, of the Ministry of Industry and Trade) and (iii) warranty and support costs for up to one year for end-users. Cost of revenues decreased 2.6% to $1.85 million in 2003 from $1.9 million in 2002, principally as a result of the overall decrease in revenues.

Gross margin. Gross profit as a percentage of revenues was 80% in 2003 compared to 80.6% in 2002. We expect that our gross margin will fluctuate on a quarterly basis due to the changing nature of our sales and the timing of product introductions.

Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to promotion, advertising, trade shows and exhibitions, sales compensation, presales support, and travel expenses. Selling and marketing expenses were $3.92 million in 2003, a decrease of 1% from $3.95 million in 2002. In 2003, we succeeded in increasing our sales to existing OEM customers, which increased by 45% to $2.3 million compared to $1.59 million 2002. During 2004, we began to increase our selling efforts, particularly in the U.S. and Europe, and we expect to increase our selling and marketing investment during the year.

Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs. Net research and development costs decreased 14% to $1.83 million in 2003 from $2.13 million in 2002. The total research and development expenses decreased due to the downsizing process that we continued to implement until the end of the third quarter of 2003. Beginning in the fourth quarter of 2003 we began to increase our research and development expenses. We did not receive any royalty-bearing grants from the OCS in 2002 or 2003 and we do not expect to receive any grants during 2004. We did not capitalize any software development costs in either year.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased 1.6% to $1.83 million in 2003 from $1.86 million in 2002 as we attempted to contain such expenses in light of our decreased sales.

Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $124,000 in 2003 as compared to financial income of $134,000 in 2002. During the last three years our interest income was negatively affected by the prevailing low interest rates in both the U.S. and in Israel.

Other Income. During 2003 we recorded income of $6,000 from the exercise of marketable securities compared to a loss of $140,000 in 2002. During 2002 the loss was the result of the decline in the value of our marketable securities whose value had decreased as a result of the global recession.

Taxes on Income. In 2003 our taxes on income were $198,000 as compared to $52,000 in 2002. Most of the taxes in 2003 were the result of our realization of the deferred tax assets according to our conservative accounting policy. During 2003 we realized a tax benefit of $80,000 from a tax return received from the Spanish tax authorities.

Equity Interest in Results of Affiliates. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. In 2003 and in 2002, we recognized income of $345,000 and $236,000 respectively.

Years Ended December 31, 2002 and 2001

Revenues. Revenues decreased 8.4% to $9.8 million in 2002 from $10.7 million in 2001 as a result of the depressed global economic environment and the decline in worldwide sales of telecommunication products. In 2002, revenues from software products increased while revenues from products with hardware components decreased. In 2002, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 66.0% of our total revenues.

Cost of Revenues. Cost of revenues decreased 25.5% to $1.9 million in 2002 from $2.55 million in 2001, principally as a result of the significant efforts that we initiated beginning in the fourth quarter of 2001 to reduce costs and the decrease in our revenues.

Gross Margin. Gross profit as a percentage of revenues, increased to 80.6% in 2002 from 76.2% in 2001, principally as a result of our cost cutting measures.

Selling and Marketing. Selling and marketing expenses decreased significantly by 19.4% to $3.95 million in 2002 from $4.9 million in 2001. Although we reduced our selling and marketing expenses in 2002 by participating in fewer trade shows and focusing on development of new channels and direct sales, we enhanced our marketing efforts, particularly in the U.S. and were able to maintain our sales to existing OEM customers.

Research and Development, Net. Net research and development costs decreased 40.2% to $2.13 million in 2002 from $3.56 million in 2001, as a result of a downsizing process that we implemented during 2002. We did not receive any royalty-bearing grants from the OCS in 2002 as compared to $990,000 received in 2001 and we do not expect to receive any grants during 2003. We did not capitalize any software development costs in either 2002 or 2001.

General and Administrative. General and administrative expenses decreased 4.1% to $1.86 million in 2002 from $1.94 million in 2001, principally as a result of downsizing that we implemented during year 2002.

Financial Income, Net. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $134,000 in 2002 as compared to financial income of $138,000 in 2001. During both 2002 and 2001 our interest income was negatively affected by the prevailing low interest rates in both the U.S. and in Israel.

Other Income (Expenses). During 2001 we recorded a one-time capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities we acquired as part of the consideration received from the sale of STS Software Ltd. to NICE Systems Ltd. During 2002 we recorded a loss of $140,000 from an exercise of marketable securities, whose value had decreased as a result of the global recession.

Taxes on Income. In 2002 our taxes on income was $52,000 as compared to $16,000 in 2001.

Equity Interest in Earnings of Affiliate. In 2002 and in 2001, we recognized income of $236,000 and $221,000 respectively from the operations of our 50%-owned affiliate, Jusan S.A.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2003. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this Report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

Three months ended	2002				2003			
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
Revenues	$2,581	$2,494	$2,196	$2,516	$2,240	$2,193	$2,286	$2,511
Cost of revenues	569	407	475	445	540	411	457	441
Gross profit	2,012	2,087	1,721	2,071	1,700	1,782	1,829	2,070
Selling and marketing	1,014	1,071	970	899	918	1,061	938	999
Research and development, net	605	539	497	486	441	386	434	564
General and administrative	460	473	459	466	483	422	462	463
Operating expenses	2,079	2,083	1,926	1,851	1,842	1,869	1,834	2,026
Operating income (loss)	(67)	4	(205)	220	(142)	(87)	(5)	44
Financial income (expense), net	3	101	42	(12)	16	22	(11)	97
Other income (loss)	17	(5)	(71)	(81)	–	6	–	–
Income (loss) before taxes	(47)	100	(234)	127	(126)	(59)	(16)	141
Taxes on income (tax benefit)	–	65	(51)	38	–	(2)	98	102
Net income (loss) before equity in earnings (loss) of affiliate	(47)	35	(183)	89	(126)	(57)	(114)	39
Equity in results of affiliate	38	84	84	30	139	48	117	41
Net income (loss)	$(9)	$119	$ (99)	$ 119	$ 13	$ (9)	$ 3	$ 80
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	22.0	16.3	21.6	17.7	24.1	18.7	20.0	17.6
Gross profit	78.0	83.7	78.4	82.3	75.9	81.3	80.0	82.4
Selling and marketing	39.3	42.9	44.2	35.7	41.0	48.4	41.0	39.8
Research and development, net	23.4	21.6	22.6	19.3	19.7	17.6	19.0	22.5
General and administrative	17.8	19.0	20.9	18.5	21.6	19.2	20.2	18.4
Operating expenses	80.5	83.5	87.7	73.5	82.3	85.2	80.2	80.7
Operating income (loss)	(2.5)	(2.5)	(9.3)	8.8	(6.4)	(3.9)	(0.2)	1.7
Financial income (expense), net	0.1	4.1	1.9	(0.5)	0.7	1.0	(0.5)	3.9
Other income (loss)	0.7	(0.2)	(3.2)	(3.2)	–	0.3	–	–
Income (loss) before taxes	(1.7)	4.1	(10.6)	5.1	(5.7)	(2.6)	(0.7)	5.6
Taxes on income (tax benefit)	–	(2.6)	2.3	(1.5)	–	(0.1)	4.3	4.1
Net income (loss) before equity in earnings of affiliate	(1.7)	1.5	(8.3)	3.6	(5.7)	(2.5)	(5.0)	1.5
Equity in earnings of affiliate	1.5	3.4	3.8	1.2	6.2	2.2	5.1	1.6
Net income (loss)	(0.2%)	4.9%	(4.5%)	4.8%	0.5%	(0.3)%	0.1%	3.1%

B. Liquidity and Capital Resources

On December 31, 2003, we had $8.7 million in cash and cash equivalents, $1.6 million in marketable securities and working capital of $9.4 million as compared to $9.1 million in cash and cash equivalents, $1.2 million in marketable securities and $9.2 million in working capital on December 31, 2002. The increase in working capital in 2003 is mainly due to an increase in both accounts receivables and other accounts receivable and prepaid expenses. During 2003 we continued our stock buy back program, purchasing 130,510 ordinary shares through December 31, 2003 at a cost of $147,000, an average of $1.13 per share. During 2003 retired 384,610 ordinary shares, which we purchased pursuant to our stock buy back program. Under our stock buy back program we may decide to continue the repurchasing activity during 2004. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 60 to 70 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

The decrease in inventory for the year ended December 31, 2003 was primarily due to our efforts to reduce inventories in light of the difficult economic conditions prevailing worldwide. Our net accounts receivable at year-end 2003 were $1.39 million compared to $1.26 million as of December 31, 2002. The change is attributed to outstanding accounts receivable belong to recent projects that were performed at the end of 2003. The allowance for doubtful accounts was $356,000 and $350,000 as of December 31, 2002 and 2003, respectively. We are currently aiming to have significant capital spending or purchase commitments, and we expect to continue to engage in it during 2004.

Our operations provided $163,000 for the year ended December 31, 2003, compared to $489,000 for the year ended December 31, 2002. The decrease in cash provided from operations was primarily due the reduced equity in the earnings of our affiliates and an increase in trade payables, accounts receivable and prepaid expenses.

As of December 31, 2002, our principal commitments consisted of obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 to 18 months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

Seasonality

Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe are generally slower in the summer months.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

index

report of independent auditors

To the Shareholders of MER Telemanagement Solutions Ltd.

We have audited the accompanying consolidated balance sheets of MER Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 10a to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
February 2, 2004

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Consolidated balance sheets

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

December 31,	2002	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 9,062	$ 8,684
Marketable securities (Note 3)	1,153	1,644
Trade receivables (net of allowance for doubtful accounts of $ 356 and $ 350 as of December 31, 2002 and 2003, respectively)	1,259	1,391
Other accounts receivable and prepaid expenses (Note 4)	511	566
Inventories (Note 5)	240	193
Total current assets	12,225	12,478
LONG-TERM INVESTMENTS:		
Investments in an affiliate (Note 6)	1,335	1,859
Long-term loans, net of current maturities (Note 7)	86	95
Severance pay fund	545	564
Other investments (Note 8)	368	368
Total long-term investments	2,334	2,886
PROPERTY AND EQUIPMENT, NET (Note 9)	602	482
OTHER ASSETS:		
Goodwill (Note 10a)	2,025	2,025
Other intangible assets, net (Note 10b)	360	206
Deferred income taxes (Note 14)	161	105
Total other assets	2,546	2,336
Total assets	$ 17,707	$ 18,182

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

December 31,	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term loans (Note 12)	$ 8	$ 8
Trade payables	350	393
Accrued expenses and other liabilities (Note 11)	1,439	1,421
Deferred revenues	1,184	1,219
Total current liabilities	2,981	3,041
LONG-TERM LIABILITIES:		
Long-term loans, net of current maturities (Note 12)	8	–
Accrued severance pay	705	677
Total long-term liabilities	713	677
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)		
SHAREHOLDERS' EQUITY (Note 16):		
Share capital -		
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares as of December 31, 2002 and 2003; Issued: 4,882,748 and 4,631,471 shares as of December 31, 2002 and 2003, respectively; Outstanding: 4,621,648 and 4,624,471 shares as of December 31, 2002 and 2003, respectively	15	14
Additional paid-in capital	12,846	12,603
Treasury shares (261,100 and 7,000 shares as of December 31, 2002 and 2003, respectively)	(330)	(20)
Accumulated other comprehensive income (loss)	(211)	87
Retained earnings	1,693	1,780
Total shareholders' equity	14,013	14,464
Total liabilities and shareholders' equity	$ 17,707	$ 18,182

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of operations

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

Year ended December 31,	2001	2002	2003
Revenues (Note 17):			
Products sales	$ 7,843	$ 7,397	$ 6,944
Services	2,882	2,390	2,286
Total revenues	10,725	9,787	9,230
Cost of revenues:			
Products sales	1,909	1,655	1,523
Services	643	241	326
Total cost of revenues	2,552	1,896	1,849
Gross profit	8,173	7,891	7,381
Operating expenses:			
Research and development, net (Note17c)	3,562	2,127	1,825
Selling and marketing	4,911	3,954	3,916
General and administrative	1,943	1,858	1,830
Total operating expenses	10,416	7,939	7,571
Operating loss	(2,243)	(48)	(190)
Financial income, net (Note 17d)	138	134	124
Other income (expenses), net (Note 17e)	(654)	(140)	6
Loss before taxes on income	(2,759)	(54)	(60)
Taxes on income (Note 14)	16	52	198
	(2,775)	(106)	(258)
Equity in earnings of affiliate	221	236	345
Net income (loss)	$ (2,554)	$ 130	$ 87
Net earnings (loss) per share:			
Basic net earnings (loss) per ordinary share	$ (0.53)	$ 0.03	$ 0.02
Diluted net earnings (loss) per ordinary share	$ (0.53)	$ 0.03	$ 0.02
Weighted average number of ordinary shares used in computing basic net earning (loss) per share	4,826,126	4,709,796	4,617,099
Weighted average number of ordinary shares used in computing diluted net earning (loss) per share	4,826,126	4,709,796	4,628,249

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2001	$ 15	$ 12,836	$ (40)	$ (431)	$ 4,117		$ 16,497
Exercise of options	*) –	10	–	–	–		10
Purchases of treasury shares	–	–	(118)	–	–		(118)
Other comprehensive income (loss):							
Unrealized gains on available for sale marketable securities	–	–	–	72	–	$ 72	72
Foreign currency translation adjustments	–	–	–	(51)	–	(51)	(51)
Total other comprehensive income						21	
Net loss	–	–	–	–	(2,554)	(2,554)	(2,554)
Total comprehensive loss						$ (2,533)	
Balance as of December 31, 2001	15	12,846	(158)	(410)	1,563		13,856
Purchase of treasury shares	–	–	(172)	–	–		(172)
Other comprehensive income:							
Unrealized losses on available for sale marketable securities	–	–	–	(3)	–	$ (3)	(3)
Foreign currency translation adjustments	–	–	–	202	–	202	202
Total other comprehensive income						199	
Net income	–	–	–	–	130	130	130
Total comprehensive income						$ 329	
Balance as of December 31, 2002	15	12,846	(330)	(211)	1,693		14,013
Exercise of options	*) –	–	–	–	–		*) –
Employee stock based compensation	–	213	–	–	–		213
Retirement of treasury shares	(1)	(456)	457	–	–		–
Purchase of treasury shares	–	–	(147)	–	–		(147)
Other comprehensive income:							
Unrealized gains on available for sale marketable securities, net	–	–	–	109	–	$ 109	109
Foreign currency translation adjustments	–	–	–	196	–	196	196
Loss from cash flows hedges transaction	–	–	–	(7)	–	(7)	(7)
Total other comprehensive income						298	
Net income	–	–	–	–	87	87	87
Total comprehensive income						$ 385	
Balance as of December 31, 2003	$ 14	$ 12,603	$ (20)	$ 87	$ 1,780		$ 14,464
Accumulated unrealized gains from available-for-sale marketable securities				3			
Accumulated foreign currency translation adjustments				91			
Accumulated losses from cash flow hedges				(7)			
				$ 87			

*) Represents an amount lower than $ 1.

Consolidated statements of cash flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (2,554)	$ 130	$ 87
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on sale of available-for-sale and trading marketable securities, net	279	140	(6)
Loss on sale of property and equipment	51	6	39
Loss from impairment of investment in warrants	375	—	—
Equity in earnings of affiliates	(221)	(236)	(345)
Proceeds from trading securities, net	—	81	—
Depreciation and amortization	1,110	501	401
Deferred income taxes, net	(20)	29	23
Employee stock-based compensation	—	—	213
Accrued severance pay, net	57	(2)	(47)
Decrease (increase) in trade receivables	269	(87)	(132)
Decrease (increase) in other accounts receivable and prepaid expenses	673	215	(89)
Decrease in inventories	220	82	47
Increase (decrease) in trade payables	(169)	(149)	43
Decrease in accrued expenses and other liabilities	(623)	(419)	(99)
Increase (decrease) in deferred revenues	(173)	187	35
Others	—	11	(7)
Net cash provided by (used in) operating activities	(726)	489	163
CASH FLOWS FROM INVESTING ACTIVITIES:			
Changes in related parties account, net	50	108	—
Proceeds from sale of property and equipment	45	26	5
Purchase of property and equipment	(226)	(166)	(171)
Investment in short-term bank deposit	(7,528)	—	—
Proceeds from realization of short-term bank deposits	7,448	1,942	—
Investment in available for sale marketable securities	(401)	(1,512)	(969)
Investment in held-to-maturity marketable securities	—	(476)	—
Proceeds from sale of available-for-sale marketable securities	1,631	2,508	318
Proceeds from redemption of held-to-maturity marketable securities	—	201	275
Dividend from an affiliate	56	190	100
Others	—	(12)	16
Net cash provided by (used in) investing activities	1,075	2,809	(426)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,	2001	2002	2003
CASH FLOWS FROM FINANCING ACTIVITIES:			
Changes in related parties, net	–	4	51
Repayment of long-term loans	(91)	(55)	(8)
Proceeds from exercise of options and warrants, net	10	–	*) –
Purchase of treasury shares	(118)	(172)	(147)
Net cash used in financing activities	(199)	(223)	(104)
Effect of exchange rate changes on cash and cash equivalents	–	–	(11)
Increase (decrease) in cash and cash equivalents	150	3,075	(378)
Cash and cash equivalents at the beginning of the year	5,837	5,987	9,062
Cash and cash equivalents at the end of the year	$ 5,987	$ 9,062	$ 8,684
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:			
Cash paid during the year for:			
Interest	$ 45	$ 10	$ 1
Income taxes	$ 8	$ 58	$ 49

*) Represents an amount lower than $ 1.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 1:- GENERAL

MER Telemanagement Solutions Ltd. ("MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Company") designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video. As for MTS's subsidiaries, see Note 18.

These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Company markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEM's. In 2001, 2002 and 2003, two major customers generated 40%, 42% and 47% of the Company's revenues, respectively (see Note 17a).

Certain components and subassemblies included in the Company's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative source of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and cash position.

MTS's shares are listed for trade on the Nasdaq SmallCap Market.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars

The majority of the Company's sales is made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of MTS and certain portion of its subsidiaries costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which MTS and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The subsidiairies and affiliate whose functional currency has been determined to be other than U.S. dollars, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of MTS and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d. Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

e. Marketable securities:

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has a positive intent and ability to hold the securities to maturity, and are stated at amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statement of operations as other expenses or income. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations in other income (expenses).

The Company's trading securities are carried at their fair value based upon the quoted market price of those investments at each balance sheet date. Net realized and unrealized gains and losses on these securities are included in the statements of operations in other income (expenses).

At December 31, 2003, all marketable securities covered by SFAS No. 115 were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated Statement of Operations.

U.S. Dollars in thousands (except share data)

f. Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows: Raw materials, parts and supplies -using the "first in, first out" method with the addition of allocable indirect manufacturing costs. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

g. Investments in affiliate and other companies:

Investment in privately held company in which the Company holds 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate is presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill. In accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). Before the adoption of SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No. 17, "Intangible Assets".

Investments in privately held companies in which the Company holds less than 20% and does not have the ability to exercise significant influence over operating and financial policy of the Company, are presented at cost. The carrying value is periodically reviewed by management, in accordance with APB 18. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2003, no impairment losses have been identified.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease agreement

i. Impairment of long-lived assets:

Long-lived assets of the Company are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003 no impairment was required.

U.S. Dollars in thousands (except share data)

j. Goodwill:

Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter of between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital. The Company has selected December 31 as the date it will perform its annual goodwill impairment tests. As of December 31, 2003 no impairment was required. As for application of SFAS No. 142, see Note 10a.

k. Other intangible assets:

Intangible assets acquired in a business combination are being amortized on a straight-line basis, over their useful life. Acquired developed technology is amortized using the straight-line method over 5 years.

l. Research and development costs:

Research and development costs, net of grants received, are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

m. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs.

n. Income taxes:

The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

o. Revenue recognition:

The Company generates revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company also generates revenues from rendering maintenance, service bureau and support.

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the relative fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

p. Warranty costs:

The Company provides free warranty for up to one year for end-users and up to 15 months for the "OEM"/ distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The provision for the year ending December 31, 2003 amounted to $ 22.

U.S. Dollars in thousands (except share data)

q. Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The following table illustrates the effect on net income (loss) and earnings (loss) per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

Year ended December 31,	2001	2002	2003
Net income (loss), as reported	$ (2,554)	$ 130	$ 87
Add: Stock-based employee compensation - intrinsic value	—	—	213
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(769)	(177)	(286)
Pro forma net loss	$ (3,323)	$ (47)	$ 14
Basic and diluted net earnings (loss) per share, as reported	$ (0.53)	$ 0.03	$ 0.02
Basic and diluted net loss per share, pro forma	$ (0.68)	$ (0.01)	$ —

The fair value for each option granted was estimated at the date of grant using a Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

Year ended December 31,	2001	2002	2003
Dividend	0%	0%	0%
Average risk-free interest rates	3.5%	2%	2%
Average expected life (in years)	4	4	2.5
Volatility	87.2%	66.8%	71.8%

The Company applies Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force No. 96-18 ("EITF No. 96-18") "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

Notes to consolidated financial statements

r. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 189, $ 104 and $ 13, respectively.

s. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market prices (see Note 3).

Long-term loans – The carrying amounts of the Company's borrowings under its long-term agreements, both as a lender and as a borrower, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

t. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and long-term loans.

Cash and cash equivalents are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are mainly derived from sales to customers in the U.S. and Europe (see Note 17b). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company's marketable securities include mainly investments in corporate debts and mutual funds. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding

U.S. Dollars in thousands (except share data)

during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 1,227,141, 757,580 and 766,141 for the years ended December 31, 2001, 2002 and 2003, respectively.

v. Derivatives and hedging:

The Company in 2003 hedged the exposure of revenues denominated in foreign currencies with forward. To protect against the risk of overall changes in cash flows resulting from export sales over the year.

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value is recognized in earnings. During 2003 there were no significant gains or losses recognized in earning for hedge ineffectiveness.

w. Impact of recently issued accounting standards:

In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) equity investors that as a group do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) investors that as a group do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with the interpretation, but it is the management opinion that the Company would not be considered the primary beneficiary of the above VIE.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 3: MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

December 31, 2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Held-to-maturity corporate debt	$ 275	$ 26	$ –	$ 301
Available-for-sale:				
Mutual funds	566	–	(49)	517
Equity securities	418	–	(57)	361
	$ 1,259	$ 26	$ (106)	$ 1,179

December 31, 2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value
Available-for-sale:				
Mutual funds	$ 623	$ 5	$ –	$ 628
Equity securities	51	12	–	63
Corporate bonds	702	–	(8)	694
Israeli governmental debts	265	–	(6)	259
	$ 1,641	$ 17	$ (14)	$ 1,644

The gross realized gains (losses) on sales of available-for-sale securities totaled $ (128) and $ 6 in 2002 and 2003, respectively. The net increase (decrease) to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity, under other comprehensive income (loss), totaled $ (3) and $ 109 in 2002 and 2003, respectively.

During 2001, the Company recorded a loss in the gross amount of $ 282 due to other than temporary decline in the value of available for sale marketable securities.

The amortized cost and estimated fair value of debt and marketable equity securities as of December 31, 2003, by contractual maturity, are shown below.

December 31, 2003	Amortized cost	Market value
Matures in one year	$ 295	$ 291
Matures after one year through nine years	672	662
Equity securities and mutual funds	674	691
Total	$ 1,641	$ 1,644

U.S. Dollars in thousands (except share data)

NOTE 4: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

December 31,	2002	2003
Government authorities	$ 288	$ 232
Prepaid expenses	91	103
Deferred income taxes	33	66
Others	99	165
	$ 511	$ 566

NOTE 5: INVENTORIES

Raw materials	$ 118	$ 73
Finished products	122	120
	$ 240	$ 193

The Company periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

NOTE 6: INVESTMENTS IN AFFILIATE

a. Composed as follows:

December 31,	2002	2003
Investment in Jusan S.A.: (50% owned)		
Equity, net (1)	$ 1,300	$ 1,824
Goodwill	35	35
	$ 1,335	$ 1,859
(1) Investment as of purchase date	$ 1,171	$ 1,171
Foreign currency translation adjustments	(136)	143
Accumulated net earnings	265	510
	$ 1,300	$ 1,824
Dividend received from Jusan S.A. during the year:	$ 190	$ 100

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

b. Summarized financial information of Jusan S.A. (50% owned):

December 31,	2002	2003
Current assets	$ 4,397	$ 5,266
Non-current assets	$ 149	$ 99
Current liabilities	$ (1,454)	$ (1,861)

Year ended December 31,	2001	2002	2003
Revenues	$ 5,906	$ 6,848	$ 6,049
Gross profit	$ 2,944	$ 3,260	$ 3,079
Net income	$ 704	$ 708	$ 594

NOTE 7: LONG-TERM LOANS

a. Composed as follows:

December 31,	2002	2003
Loans to others in NIS (New Israeli Shekels) - unlinked (1)	$ 140	$ 131
Less - current maturities (2)	54	36
	$ 86	$ 95

(1) The weighted average interest rate for the year ended December 31, 2003 and 2002 is 6.375%.

(2) Included in other accounts receivable.

b. As of December 31, 2003, the aggregate annual maturities of long-term loans are as follows:

December 31, 2003	
First year (current maturities)	$ 36
Second year	39
Third year	36
Fourth year	20
	$ 131

U.S. Dollars in thousands (except share data)

NOTE 8: OTHER INVESTMENTS

December 31,	2002	2003
Long-term deposits (1)	$ 21	$ 21
Investment in other companies (2)	347	347
	$ 368	$ 368

(1) Linked to the Israeli CPI.

(2) These investments are stated at cost and represent investments in which the Company holds less than 20% of the voting rights and does not have the right to have representation on the board of directors. Based on assessment performed by the Company no impairment is required.

NOTE 9: PROPERTY AND EQUIPMENT, NET

December 31,	2002	2003
Cost:		
Computers and peripheral equipment	$ 2,387	$ 2,528
Office furniture and equipment	492	536
Motor vehicles	107	96
Leasehold improvements	191	100
	3,177	3,260
Accumulated depreciation:		
Computers and peripheral equipment	2,116	2,300
Office furniture and equipment	310	358
Motor vehicles	66	64
Leasehold improvements	83	56
	2,575	2,778
Depreciated cost	$ 602	$ 482

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were $ 488, $ 348 and $ 247, respectively.

U.S. Dollars in thousands (except share data)

NOTE 10: GOODWILL AND OTHER ASSETS

a. Goodwill:

Effective January 1, 2002, the Company adopted SFAS No. 142.

The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No. 142, which resulted in the net carrying amount of $ 1,872 related to other intangibles to be subsumed into goodwill. Such intangibles comprise assembled workforce, with an original cost of $ 848 (amortized cost of $ 495), and distributors' relationship with an original cost of $ 1,653 (amortized cost of $ 1,377) being subsumed into goodwill at January 1, 2002. As of December 31, 2003, $ 2,025 of the goodwill balance is attributed to the Company's operation since the Company has one reporting unit.

The results of operations presented below for the year ended December 31, 2001, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

Year ended December 31,	2001
Reported net loss	$ (2,554)
Goodwill amortization	431
Adjusted net loss	$ (2,123)
Basic and diluted net loss per share:	
Reported net loss per share	$ (0.53)
Goodwill amortization	0.09
Adjusted basic and diluted net loss per share	$ (0.44)

b. Other intangibles consist of the following:

	December 31, 2002			December 31, 2003		
	Gross carrying amount	Accumulated amortization	Other intangibles, net	Gross carrying amount	Accumulated amortization	Other intangibles, net
Developed technology	$ 750	$ (390)	$ 360	$ 750	$ (544)	$ 206

Developed technology amortization expenses for the years ended December 31, 2001, 2002 and 2003, were $ 142, $ 154 and $ 154, respectively. The expected amortization expenses for 2004 and 2005 are $ 154 and $ 52, respectively.

U.S. Dollars in thousands (except share data)

NOTE 11: ACCRUED EXPENSES AND OTHER LIABILITIES

December 31,	2002	2003
Employees and payroll accruals	$ 550	$ 473
Income tax payable	26	242
Accrued expenses	422	456
Customer advances	437	203
Related parties	4	47
	$ 1,439	$ 1,421

NOTE 12: LONG-TERM LOANS

December 31,	2002	2003
Loan from others (1)	$ 16	$ 8
Less - current maturities	8	8
	$ 8	$ —

(1) In U.S. dollars, bearing an average interest rate of 18.14%.

NOTE 13: COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments

1. The facilities of the Company are rented under operating leases for periods ending in 2005.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

2004	$ 276
2005	264
	$ 540

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 576, $ 446 and $ 372, respectively.

b. Royalty commitments

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated up to the amount received by the Company. In the event that development of a specific product in

U.S. Dollars in thousands (except share data)

which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2003, the Company has a contingent obligation to pay royalties in the amount of $ 7,520. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The outstanding balance of obligations in respect of grants received after January 1999 amounts to $ 3,447 and also bears LIBOR interest.

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $ 176, $ 132 and $ 146 for the years ended December 31, 2001, 2002 and 2003, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2003, the Company has a contingent obligation to pay royalties in the amount of $ 259. The Company did not pay or accrue any royalties during the three years ending on December 31, 2003.

c. Claim and demand:

In April 2000, the tax authorities in Israel issued to MTS a demand for a tax payment, for the period of 1997 - 1999, in the amount of approximately NIS 6,000 thousand (approximately $ 1,350).

MTS has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, MTS believes that certain defenses can be raised against the demand of the tax authorities. MTS believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, MTS provided a provision, based on the current evidence and on the basis of the said opinion of its tax consultants, which in the opinion of MTS is an adequate provision.

NOTE 14: TAXES ON INCOME

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

MTS was granted the status of an "Approved Enterprise" under the Law in respect of expansion projects. According to the provisions of the Law, MTS elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of three to five years.

The expansion programs which are assigned to MTS are as follows:

1. One program entitled MTS to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 25% for a five-year period ending December 31, 2004.

2. The current program entitles MTS to tax exemption for a two year period and were subject to tax rate of 25% for five year period. The benefits in respect of this program have not yet commenced.

The period of tax benefits detailed above is subject to limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

U.S. Dollars in thousands (except share data)

The entitlement to the above benefits is conditional upon MTS's fulfilling the conditions stipulated by the above Law, regulations published hereunder and the instruments of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and MTS may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that MTS is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise" amounting to $ 2,250 as of December 31, 2003 can be distributed to shareholders without subjecting MTS to taxes only upon the complete liquidation of MTS. MTS has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to MTS's "Approved Enterprise".

Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of MTS, it would be taxed at the corporate tax rate applicable to such profits as if MTS had not elected the alternative tax benefits (currently - 25% for an "Approved Enterprise").

Should MTS and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at regular rates of 36%.

Since MTS is operating under more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, MTS and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

MTS is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

d. Tax loss carryforward:

The Company's subsidiaries in Asia, U.S., Holland and Israel have estimated a total amount of available carryforward tax losses of $ 177, $486, $ 212 and $ 71, respectively to offset against future taxable profits.

Tax loss carryforward in Israel may be used indefinitely to offset against operating income. The operating loss carryforwards of MTS and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $ 2,662.

e. Tax assessment:

Regarding the claim from the tax authorities in Israel, see Note 13c.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	2002	2003
Tax loss carryforwards of the Company	$ 364	$ 845
Allowances for doubtful accounts and provisions for employee benefits	92	121
In respect of marketable securities	29	84
Capitalized software and other intangible assets	93	134
Other	(140)	5
Net deferred tax asset before valuation allowance	438	1,189
Valuation allowance	(244)	(1,018)
Net deferred income taxes	$ 194	$ 171
Presented as follows:		
Current assets - foreign	$ 21	$ 66
Other assets - foreign	$ —	$ 73
Current assets - domestic	$ 12	$ —
Other assets - domestic	$ 161	$ 32

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and other temporary differences will not be realized in the foreseeable future.

U.S. Dollars in thousands (except share data)

g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31,	2001	2002	2003
Loss before taxes as reported in the statements of operations	$ (2,759)	$ (54)	$ (60)
Tax rates	36%	36%	36%
Theoretical tax benefit	$ (993)	$ (19)	$ (22)
Increase in taxes resulting from:			
Effect of different tax rates and "Approved Enterprise" benefit	396	200	–
Tax adjustment in respect of inflation in Israel and others	193	(61)	(22)
Utilization of carryforward tax losses for which valuation allowance was provided	–	(246)	(86)
Non-deductible expenses and tax exempt income	(43)	(24)	9
Taxes and deferred taxes in respect of previous years	–	–	175
Deferred taxes for which valuation allowance was provided	463	202	144
Taxes on income as reported in the statements of operations	$ 16	$ 52	$ 198

Loss before income taxes is comprised as follows:

	2001	2002	2003
Domestic	$ (1,772)	$ (841)	$ (312)
Foreign	(987)	787	252
	$ (2,759)	$ (54)	$ (60)

Taxes on income are comprised as follows:

	2001	2002	2003
Current taxes	$ 36	$ 23	$ –
Deferred taxes	(20)	29	23
Taxes and deferred taxes in respect of previous years	–	–	175
	$ 16	$ 52	$ 198
Domestic	$ (42)	$ 29	$ 322
Foreign	58	23	(124)
	$ 16	$ 52	$ 198

j. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

U.S. Dollars in thousands (except share data)

NOTE 15: RELATED PARTIES TRANSACTIONS

a. On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to him at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant.

The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions of retaining the services of her were approved by the Company's board of directors and audit committee.

MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

b. In 2002 and 2003, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature no interest was charged by or paid to C. Mer through December 31, 2002 and 2003.

c. Transactions with related parties were as follows:

Year ended December 31,	2001	2002	2003
Sales through related parties	$ 58	$ 65	$ 28
Amounts charged by related parties:			
Cost of revenues	62	$ 239	$ 34
Research and development	58	8	—
Selling and marketing	—	2	—
General and administrative	—	4	5
	$ 120	$ 253	$ 39
Amounts charged by MTS IntegraTRAK and MTS Asia to related parties:			
Selling and marketing	$ 44	$ 2	$ —
Repayments to the related parties, net	$ (10)	$ (172)	$ (48)

d. Amounts due from an affiliate:

December 31,	2002	2003
Jusan S.A	$ 10	$ (2)

U.S. Dollars in thousands (except share data)

NOTE 16: SHAREHOLDERS' EQUITY

a. Share capital:

The ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

b. Share Option Plan:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. 1,500,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of four years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

In 2002, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available for grant into a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

As of December 31, 2003, 826,776 options are available for future grant.

Summary of MTS's stock options activity and related information for the years ended December 31, is as follows:

	Options available for grant	Number of options outstanding	Options exercisable	Weighted average exercise price
Options exercisable at January 1, 2001			778,325	$ 3.02
Balance on January 1, 2001	447,598	1,315,152		$ 3.88
Options granted	(436,405)	436,405		$ 2.05
Options forfeited	520,416	(520,416)		$ 2.74
Options exercised	—	(4,000)		$ 2.5
Options exercisable at December 31, 2001			800,887	$ 4.48
Balance on December 31, 2001	531,609	1,227,141		$ 3.74
Options granted	(35,000)	35,000		$ 1.2
Options forfeited	504,561	(504,561)		$ 4.19
Options exercisable at December 31, 2002			502,644	$ 3.76
Balance on December 31, 2002	1,001,170	757,580		$ 3.32
Options granted	(434,500)	434,500		$ 1.85
Options exercised	—	(133,333)		$ —
Options forfeited	260,106	(260,106)		$ 2.91
Options exercisable at December 31, 2003			355,413	$ 3.68
Balance on December 31, 2003	826,776	798,641		$ 2.85

U.S. Dollars in thousands (except share data)

The options outstanding as of December 31, 2003 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$ 0.93 – $ 1.3	32,500	2.08	$ 1.19	10,830	$ 1.19
$ 1.844	250,000	4.92	$ 1.844	—	$ —
$ 1.9 - $ 2.05	239,967	1.38	$ 1.96	192,213	$ 1.95
$ 2.9 - $ 2.95	117,500	4.93	$ 2.91	—	$ —
$ 4.5	2,000	1.08	$ 4.5	1,333	$ 4.5
$ 5.5	19,000	0.58	$ 5.5	19,000	$ 5.5
$ 5.9375 – $ 6	116,724	1.00	$ 5.99	115,749	$ 5.99
$ 7.0625	20,950	0.33	$ 7.0625	16,288	$ 7.0625
	798,641		$ 2.85	355,413	$ 3.68

The weighted average fair value of options granted during 2001 and 2002, whose exercise price equals the fair value of the stock on the date of grant, was $ 2.05 and $ 1.20 per option, respectively.

During 2003, the Company granted 434,500 options, of such options, 117,500 options were granted at a weighted average exercise price of $ 2.91 per share (the fair market value of the shares on the date of grant) and 317,000 options with a weighted average exercise price of $ 1.45 were granted at exercise prices below the fair value of the shares on the date of grant.

The Company has recorded deferred stock compensation expense for options issued with an exercise price below the fair market value of the shares; the deferred stock compensation expense has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 60 was recognized during 2003.

During 2003 the Company reduced the exercise price of 83,000 options to zero resulting in a compensation expense of approximately $ 153.

In January 2000, MTS granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options are exercisable for five years commencing January 1, 2000 (see Note 15).

On February 7, 2001, MTS issued five-year warrants to purchase 25,000 ordinary shares of MTS to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on MTS's behalf. The warrants have an exercise price of $ 4.95 per share for warrants exercised until February 2004 and $ 5.625 per share for warrants exercised until February 2006. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded.

Treasury shares:

During the years 2001, 2002 and 2003, the Company purchased 54,665, 195,183 and 130,510 treasury shares in consideration of $ 118, $ 172 and $ 147 respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 ordinary shares of MTS and was approved by the Company's board of directors.

During the year, MTS cancelled $458 of its treasury shares, which represent 384,610 Ordinary shares.

U.S. Dollars in thousands (except share data)

[illegible]

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 17: SELECTED STATEMENTS OF OPERATIONS DATA

The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information",("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

[illegible]

Year ended December 31,	2001	2002	2003
Philips	8%	6%	7%
Siemens	32%	36%	40%

[illegible]

Year ended December 31,	2001	2002	2003
Israel	$ 358	$ 217	$ 186
United States	6,496	6,449	4,917
Germany	1,355	1,130	1,826
Holland	1,009	756	924
Europe (excluding Austria, Germany and Holland)	448	296	516
Asia	500	469	364
South America	419	328	368
Austria	24	—	—
Others	116	142	129
	$ 10,725	$ 9,787	$ 9,230

[illegible]

Year ended December 31,	2001	2002	2003
Total costs	$ 4,552	$ 2,128	$ 1,825
Less - grants and participations	(990)	(1)	—
	$ 3,562	$ 2,127	$ 1,825

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

d. Financial income, net

Year ended December 31,	2001	2002	2003
Financial expenses:			
Interest expenses	$ (232)	$ (205)	$ (64)
Other expenses	(9)	(7)	—
Foreign currency translation differences	(81)	—	(11)
	(322)	(212)	(75)
Financial income:			
Interest income	403	310	186
Other income	57	1	13
Foreign currency translation differences	—	35	—
	460	346	199
Financial income, net	$ 138	$ 134	$ 124

e. Other income (expenses):

	2001	2002	2003
Loss from impairment of investments in warrants	$ (375)	$ —	$ —
Gain (loss) on marketable securities, net	(279)	(140)	6
	$ (654)	$ (140)	$ 6

U.S. Dollars in thousands (except share data)

NOTE 18: SUBSIDIARIES AND AFFILIATES

	Percentage of ownership	Jurisdiction of incorporation
Subsidiaries:		
MTS IntegraTRAK Inc.	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd.	100%	Israel
Jaraga B.V.	100%	The Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.)	100%	The Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)	100%	Brazil
Affiliate:		
Jusan S.A. (a subsidiary of Jaraga B.V.)	50%	Spain

[illegible]

[illegible]

[illegible]

report of independent auditors

To the Shareholders of JUSAN, S.A.

We have audited the accompanying balance sheet of JUSAN, S.A. ("the Company") as of December 31, 2003, and the related statement of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
January 14, 2004

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Euros in thousands

JUSAN, S.A. Balance sheets

BALANCE SHEETS

Euros in thousands

December 31,	2002	2003
	Unaudited	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	€ 338	€ 953
Short-term bank deposits	402	450
Trade receivables (net of allowance for doubtful accounts of 6 euros as of December 31, 2002 and 2003 and provision for returns of 7 euros as of December 31, 2003)	1,578	1,732
Other accounts receivable and prepaid expenses (Note 3)	262	240
Inventories (Note 4)	900	793
Total current assets	3,480	4,168
PROPERTY AND EQUIPMENT, NET (Note 5)	118	78
Total assets	€ 3,598	€ 4,246
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank debt (Note 6)	€ 16	€ 38
Trade payables	623	795
Accrued expenses and other liabilities (Note 7)	386	408
Deferred revenues	126	232
Total current liabilities	1,151	1,473
COMMITMENTS (NOTE 8)		
SHAREHOLDERS' EQUITY (Note 11):		
Share capital -		
15,052 Ordinary shares of € 0.0042 par value - Authorized, issued and outstanding as of December 31, 2002 and 2003	63	63
Retained earnings	2,384	2,710
Total shareholders' equity	2,447	2,773
Total liabilities and shareholders' equity	€ 3,598	€ 4,246

The accompanying notes are an integral part of the financial statements

STATEMENTS OF INCOME

Euros in thousands (except share and per share data)

Year ended December 31,	2001	2002	2003
	Unaudited		
Revenues (Note 12):			
Product sales	€ 5,227	€ 6,060	€ 5,353
Services	986	819	707
Total revenues	6,213	6,879	6,060
Cost of revenues:			
Product sales	2,871	3,336	2,797
Services	737	658	538
Total cost of revenues	3,608	3,994	3,335
Gross profit	2,605	2,885	2,725
Operating expenses:			
Research and development	325	470	425
Selling and marketing	628	718	770
General and administrative	852	892	882
Total operating expenses	1,805	2,080	2,077
Operating income	800	805	648
Financial income, net (Note 13)	6	7	9
Income before taxes on income	806	812	657
Income taxes (Note 9)	183	185	131
Net income	€ 623	€ 627	€ 526
Basic and diluted net earnings per share	€ 41.4	€ 41.7	€ 34.95
Weighted average number of shares used in computing basic and diluted net earnings per share	15,052	15,052	15,052

The accompanying notes are an integral part of the financial statements

Euros in thousands

JUSAN, S.A. Statements of changes in shareholders' equity

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Euros in thousands

	Share Capital	Retained earnings	Total shareholders' equity
Balance as of January 1, 2001 (unaudited)	€ 63	€ 1,934	€ 1,997
Dividends	–	(120)	(120)
Net income	–	623	623
Balance as of December 31, 2001 (unaudited)	63	2,437	2,500
Dividends	–	(680)	(680)
Net income	–	627	627
Balance as of December 31, 2002 (unaudited)	63	2,384	2,447
Dividend paid	–	(100)	(100)
Accrued dividend	–	(100)	(100)
Net income	–	526	526
Balance as of December 31, 2003	€ 63	€ 2,710	€ 2,773

STATEMENTS OF CASH FLOWS

Euros in thousands

Year ended December 31,	2001	2002	2003
	Unaudited		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	€ 623	€ 627	€ 526
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	48	63	64
Decrease (increase) in trade receivables	71	(236)	(154)
Decrease (increase) in other accounts receivable and prepaid expenses	31	(51)	22
Decrease (increase) in inventories	270	(252)	107
Increase (decrease) in trade payables	422	(264)	172
Increase (decrease) in accrued expenses and other liabilities	176	(218)	(78)
Increase in deferred revenues	—	126	106
Net cash provided by (used in) operating activities	1,641	(205)	765
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in short-term bank deposits	(1,103)	702	(48)
Purchase of property and equipment	(62)	(94)	(24)
Net cash provided by (used in) investing activities	(1,165)	608	(72)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividend paid	(120)	(680)	(100)
Short-term bank debt	(129)	(61)	22
Net cash used in financing activities	(249)	(741)	(78)
Increase (decrease) in cash and cash equivalents	227	(338)	615
Cash and cash equivalents at the beginning of the year	449	676	338
Cash and cash equivalents at the end of the year	€ 676	€ 338	€ 953
NON-CASH FINANCING INFORMATION:			
Accrued dividend	—	—	€ 100
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:			
Cash paid during the year for:			
Interest	€ 7	€ 9	€ 8
Income taxes	€ 82	€ 183	€ 184

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND OPERATIONS

a. JUSAN, S.A. ("the Company") was incorporated in Spain on June 19, 1959. The Company is engaged in development, manufacturing and assembly, sales and distribution, and maintenance of vocal server and call billing applications, as well as is in the television rental business.

b. The Company has two major customers (see also Note 12a).

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in euros

Monetary accounts maintained in currencies other than the Euro are remeasured into Euros in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c. Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

d. Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in Euro and bear interest at an average rate of 2%. The short-term deposits are presented at their cost, including accrued interest.

e. Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows: Raw materials, parts and supplies -using the weighted average cost method. Work in progress and finished products are recorded on the basis of direct manufacturing costs. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

f. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

Euros in thousands

	%
Computers and peripheral equipment	33
Office furniture and equipment	20
Motor vehicles	20

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

g. Research and development costs:

Research and development costs are charged to the Statement of Operations as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

h. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

i. Revenue recognition:

The Company generates revenues from selling software-based products through resellers and distributors who are considered end-users. The Company also generates revenues from rendering maintenance and support services.

Revenues are recognized when all criteria outlined in Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP No. 97-2") as amended are met. Revenue from products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Where the arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. Revenues from products are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Provision for returns in the amount of € 7 is determined principally on the basis of past experience.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

j. Warranty costs:

The Company provides free warranty for up to one year. A provision in the amount of € 18 is recorded for probable costs in connection with these services based on the Company's experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

k. Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments.

l. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are deposited with major banks in Spain. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are mainly derived from sales to customers in Spain and Europe (see Note 12a). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m. Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

Euros in thousands

n. Reclassification:

Certain amounts from prior years have been reclassified to conform the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

o. Impact of recently issued accounting standards:

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) equity investors that as a group do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) investors that as a group do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

The Company's management believes that this standard will have no effect on the Company.

NOTE 3: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

December 31,	2002	2003
	Unaudited	
Government authorities	€ 201	€ 191
Employee advances	34	33
Deposits	16	16
Other	11	—
	€ 262	€ 240

NOTE 4: INVENTORIES

	2002	2003
Raw materials	€ 551	€ 489
Work in progress	38	23
Finished products	311	281
	€ 900	€ 793

Euros in thousands

JUSAN, S.A. Notes to financial statements

NOTE 5: PROPERTY AND EQUIPMENT, NET

December 31,	2002	2003
	Unaudited	
Cost:		
Computers and peripheral equipment	€ 140	€ 152
Office furniture and equipment	285	294
Motor vehicles	100	103
Leasehold improvements	140	140
	665	689
Accumulated depreciation:		
Computers and peripheral equipment	97	127
Office furniture and equipment	243	265
Motor vehicles	67	79
Leasehold improvements	140	140
	547	611
Depreciated cost	€ 118	€ 78

Depreciation expenses for the years ended December 31, [illegible] 2002 and 2003 were [illegible], respectively.

NOTE 6: SHORT-TERM BANK DEBT

The Company has a short-term bank debt in the amount of € 38, bearing interest of 3.5%.

NOTE 7: ACCRUED EXPENSES AND OTHER LIABILITIES

December 31,	2002	2003
	Unaudited	
Employees and payroll accruals	€ 53	€ 55
Income tax payable	184	131
Government authorities	131	104
Accrued dividends	—	100
Warranty costs	18	18
	€ 386	€ 408

Euros in thousands

NOTE 8: CONTINGENT LIABILITIES AND COMMITMENTS

The facilities of the Company are rented under operating leases for periods ending in 2006.

Future minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

2004	€ 140
2005	92
2006	35
	€ 267

Rent expenses for years ended December 31, 2001, 2002, and 2003, were approximately € 141, € 142 and € 152, respectively.

NOTE 9: TAXES ON INCOME

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31,	2001	2002	2003
	Unaudited		
Income before taxes as reported in the statements of operations	€ 806	€ 812	€ 657
Tax rates	35%	35%	35%
Theoretical tax benefit	€ 282	€ 284	€ 230
Decrease in taxes resulting from:			
Tax deduction for development	(99)	(99)	(99)
Taxes on income (tax benefit) as reported in the statements of operations	€ 183	€ 185	€ 131

Under the current tax legislation, 35% of development expense can be deducted from the income tax with the limits of 45% of the theoretical tax benefits. In 2001 and 2002 this limit was 35%.

All the income before income taxes is domestic. Income taxes include only current tax expenses.

Euros in thousands

NOTE 10: RELATED PARTIES TRANSACTIONS

The balances with and the revenues derived from related parties were as follows:

a. Payments to related parties:

Year ended December 31,	2001	2002	2003
	Unaudited		
Wages	€ 295	€ 274	€ 308

In 2002 and 2003, the balance with personnel reflects short-term debt .

b. Transactions with related parties were as follows:

Year ended December 31,	2001	2002	2003
	Unaudited		
Sales through related parties	€ –	€ –	€ 15
Amounts charged by related parties:			
Cost of revenues	€ 117	€ 80	€ 205

c. Amounts receivable from and payables to related parties:

December 31,	2002	2003
	Unaudited	
Receivables:		
Mer Telemagement Solutions	€ 1	€ 9
Payables:		
Beheer	€ –	€ 128

NOTE 11: SHAREHOLDERS' EQUITY

a. Share capital:

The ordinary shares entitle their holders the right to receive notice, to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b. Dividends:

On October 31, 2003 the General Meeting of Shareholders approved to pay dividend of € 200 of which € 100 has been paid during the year. The remaining amount of € 100 is included in accrued expenses and other liabilities, include accrued dividend to one of the shareholders as of December 31, 2003.

Euros in thousands

c. Legal reserve

As established by the Spanish Companies' Act, 10% of profits must be allocated to the legal reserve, until such reserve is equal to 20% of share capital. The legal reserve can only be used to compensate for losses or to increase capital.

NOTE 12: SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a. Major customers as a percentage of total revenues:

Year ended December 31,	2001	2002	2003
	Unaudited		
Adictis	—	3%	13%
Telefónica de España	7%	3%	10%

b. The following is a summary of revenues within geographic areas based on end customer location:

Year ended December 31,	2001	2002	2003
	Unaudited		
Spain	€ 4,016	€ 4,335	€ 3,360
European Community	1,902	2,067	2,179
Other	295	477	521
	€ 6,213	€ 6,879	€ 6,060

NOTE 13: SELECTED STATEMENTS OF OPERATIONS DATA

Financial income, net

Year ended December 31,	2001	2002	2003
	Unaudited		
Financial expenses:			
Interest expenses	€ 7	€ 9	€ 5
Other expenses	12	13	8
	19	22	13
Financial income:			
Interest income	25	29	22
Financial income, net	€ 6	€ 7	€ 9

corporate directory

Board of Directors

Mr. Chaim Mer, Chairman
Mr. Isaac Ben-Bassat, Director
Mr. Steven J. Glusband, Director
Mr. Alon Aginsky, Director
Dr. Yehoshua Gleitman, Director
Prof. Nava Pliskin, Director

Officers

Mr. Eytan Bar, President & CEO
Mr. Yossi Brikman, Corporate COO & CFO
Mr. Nitzan Ben Zvi, VP Products
Mr. Richard Bruyere, COO – MTS IntegraTRAK
Mr. Hanoch Magid, VP Marketing & Sales EMEA
Mr. James Chan, President – MTS Asia
Mr. Demian Waldman, President – TABS Brasil

Headquarters

MER Telemanagement Solutions Ltd.
22 Zarhin Street
Ra'anana 43662, Israel
Tel: (972) 9 762 1777
Fax: (972) 9 746 6597
mts@mtsint.com
www.mtsint.com

North America

MTS IntegraTRAK Inc.
12600 SE 38th Street, Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax: (1) 425 401-1700
info@mtsint.com
www.mtsint.com

Asia & Pacific Rim

MTS Asia Ltd.
Unit 3,6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax: (852) 2413-2862
info@mtsasia.com
www.mtsint.com

Europe

JARAGA B.V.
Rapenburgerstraat 20,
1011 MN Amsterdam, Holland
Tel: (31) 20-778-4141
Fax: (31) 20-330-5444

South America

TABS Brasil Ltda.
Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax: (55) 11 3846-1211
suporte@tabs.com.br
www.mtsint.com

Investor Information

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038, USA

US Legal Counsel
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005, USA
Tel: (1) 212 732-3200
Fax: (1) 212 732-3232

Independent Auditor
Kost, Forer, Gabbay & Kasierer
Member firm of Ernst & Young International
3 Aminadav Street
Tel-Aviv 61575, Israel
Tel: (972) 3 623-2535
Fax: (972) 3 562-2555

Stock Exchange Listing
Nasdaq SmallCap Market
Symbol: MTSL

Form 20–F
Copies of MTS's Annual Report on Form 20–F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge upon written request to:
Mr. Yossi Brikman
MTS Ltd.
22 Zarhin Street
Ra'anana 43662, Israel

Investors Relations
The Anne McBride Company, Inc.
747 Third Avenue, 4th Floor
New York, NY 10017, USA
Tel: (1) 212 983-1702
Fax: (1) 212 983-1736

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, July 23, 2004 at 10:00am at the Company's offices, 22 Zarhin Street, Ra'anana, Israel.

www.mtsint.com



22 Zarhin Street
Ra'anana 43662, Israel
Tel: (972) 9 7621777
Fax:(972) 9 7466597
mts@mtsint.com

12600 SE 38th Street
Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax:(1) 425 401-1700
info@mtsint.com

Unit 3,6/F
Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax:(852) 2413-2862
info@mtsasia.com

Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax:(55) 11 3846-1211
suporte@tabs.com.br

Rapenburgerstraat 20,
1011, MN Amsterdam, Holland
Tel: (31) 20-778-4141
Fax:(31) 20-330-5444

www.mtsint.com

MTS
Telecommunications Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: [signature]
Yossi Brikman
Chief Financial Officer

Date: **June 23, 2004**